Title of Each Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price (2)(3)	Amount of Registration Fee
Common Stock, par value $0.01 per share	3,705,000	2.81	10,411,050	1,048.39

(1)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3 in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued or become issuable after the date hereof as a result of stock splits, stock dividends or similar transactions.
(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the reported high and low prices of the Common Stock on The New York Stock Exchange on January 13, 2016.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191053

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated September 9, 2013)

3,705,000 Shares

SunEdison, Inc.

Common Stock

This prospectus supplement relates to the sale, in one or more offerings, of up to 3,705,000 shares of our common stock, par value $0.01 per share, to be issued to or that may be acquired through the exercise of rights under certain instruments governing our securities as further described herein by, the selling shareholders named in this prospectus supplement. This prospectus supplement supplements the prospectus, dated September 9, 2013, as supplemented by the prospectus supplement, dated January 7, 2016, the prospectus supplement, dated January 8, 2016 the prospectus supplement, dated January 11, 2016 and the prospectus supplement, dated January 13, 2016. We provide more information about the selling shareholders and the related transactions in the section titled “Selling Shareholders” on page S-2 of this prospectus supplement.

The selling shareholders identified in this prospectus supplement may sell shares from time to time on or off The New York Stock Exchange (the “NYSE”) in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling shareholders, see the section entitled “Plan of Distribution” on page S-4. We are not offering any securities pursuant to this prospectus supplement, and we will not receive any proceeds from the offering.

Our common stock are traded on the NYSE under the symbol “SUNE.” This prospectus supplement should be read in conjunction with, and may not be delivered or used without, the prospectus. This prospectus supplement is qualified by reference to and the information incorporated by reference in the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained or incorporated by reference in the prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of the prospectus, and under similar headings in the other documents that are incorporated by reference into the prospectus or are filed after the date hereof.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 14, 2016.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we or the selling shareholders may sell any combination of the securities described in the prospectus and any accompanying prospectus supplement in one or more offerings from time to time.

This prospectus supplement describes the terms of the offerings by the selling shareholders and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The accompanying prospectus, dated September 9, 2013, including the documents incorporated by reference therein, provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference into the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement. You should read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, in their entirety before making an investment decision.

Neither we nor the selling shareholders have authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus or in any information we have incorporated by reference is accurate as of any date other than the date on the front of such documents.

Unless the context indicates otherwise, as used in this prospectus supplement: (i) the “Company,” “us,” “we,” “our” and “SunEdison” refer to SunEdison, Inc. and its consolidated subsidiaries and their respective predecessors; and (ii) “our common stock” refers to the common stock of SunEdison, Inc.

SELLING SHAREHOLDERS

On January 6, 2016, we entered into a number of exchange transactions exempt from the registration requirements of the federal securities laws to exchange certain of our existing convertible notes for $225 million aggregate principal amount of 5% Guaranteed Convertible Senior Secured Notes due 2018 (the “new convertible notes”), and exchange certain of our existing convertible notes and/or convertible preferred stock for a certain number of shares of our common stock (the “exchange common stock”). In addition, in connection with entering into a senior secured second lien credit facility, we agreed to issue to the parties designated therein warrants to purchase shares of our common stock. The new convertible notes, the exchange common stock and the warrants were issued and delivered to the participating investors on January 11, 2016.

In connection with the above mentioned transactions, we have entered into a Registration Rights Agreement, dated as of January 6, 2016, by and among the Company and various participating investors, pursuant to which we have provided certain registration and other rights with respect to the exchange common stock and the common stock issuable to such persons upon the conversion of the new convertible notes or upon the exercise of the warrants. The selling shareholders may from time to time offer and sell pursuant to this prospectus supplement any and all of such shares of common stock.

The table below supplements the table included under “Selling Shareholders” in the prospectus, dated September 9, 2013, as supplemented by the prospectus supplement, dated January 7, 2016, the prospectus supplement, dated January 8, 2016, the prospectus supplement, dated January 11, 2016 and the prospectus supplement, dated January 13, 2016. Set forth below are the names of certain additional selling shareholders that have received exchange common stock, the common stock owned by such selling shareholders prior to this offering, and the number of shares of common stock underlying such warrants or new convertible notes, as applicable, based on the most recent information that we received from such selling shareholders regarding their holdings.

Unless set forth in this section, none of the selling shareholders has had a material relationship with us or, to our knowledge, with any of our predecessors or affiliates within the past three years.

Any or all of the common stock registered hereby and listed below may be offered for sale pursuant to this prospectus supplement by the selling shareholders from time to time. Accordingly, no estimate can be given as to the amount of common stock that will be held by the selling shareholders upon consummation of any particular sale.

Name of selling shareholder	Number of shares of common stock beneficially owned prior to the offering(1)	Number of shares of common stock offered hereby(1)	Number of shares of common stock beneficially owned following the offering(2)	Percentage of outstanding common stock to be beneficially owned following the offering(2)(3)
JMB Capital Partners Master Fund, L.P. (4)	4,416,468	3,705,000	711,468	1.6%

Total	4,416,468	3,705,000	711,468
(1)	Assumes the transactions described above were consummated on January 6, 2016.
(2)	Since we do not have the ability to control how many, if any, of their shares each of the selling shareholders listed above will sell, we have assumed that the selling shareholders will sell all of the shares offered herein for purposes of determining how many shares they will own after the offering and their percentage of ownership following the offering.
(3)	Based on 316,936,198 shares of common stock outstanding as of January 5, 2016. In computing the number of shares of common stock beneficially owned by the selling shareholder and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
(4)	Smithwood Partners, LLC (“Smithwood Partners”) is the general partner of JMB Capital Partners Master Fund, L.P. (“JMB Master Fund”). Smithwood Advisers, L.P. (“Smithwood Advisers”) is the investment adviser of JMB Master Fund. Smithwood General Partner, LLC (“Smithwood GP”) is the general partner of Smithwood Advisers. Jonathan Brooks is the managing member of each of Smithwood Partners and Smithwood GP. Each of Smithwood Advisers, Smithwood GP, Smithwood Partners and Mr. Brooks, by virtue of their relationships to JMB Master Fund, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the shares directly owned by JMB Master Fund, but each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of Smithwood Partners, Smithwood Advisers, Smithwood GP, JMB Master Fund and Mr. Brooks is 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.

PLAN OF DISTRIBUTION

The selling shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their common stock or interests in common stock on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of common stock at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock, from time to time, under this prospectus supplement and the accompanying prospectus, or under an amendment to this prospectus supplement and/or the accompanying prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending the list of selling shareholders to include the pledgees, transferees or other successors in interest as selling shareholders under this prospectus supplement and the accompanying prospectus. The selling shareholders also may transfer the common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus supplement and the accompanying prospectus.

In connection with the sale of common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions that they assume. The selling shareholders may also sell common stock short and deliver these securities to close out their short positions, or loan or pledge common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of common stock offered by this prospectus supplement and the accompanying prospectus, which common stock such broker-dealer or other financial institution may resell pursuant to this prospectus supplement and the accompanying prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit that they earn on any resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act may be subject to certain statutory liabilities as underwriters under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus supplement and the accompanying prospectus available to the selling shareholders for the purpose of satisfying any applicable prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common stock against certain liabilities, including liabilities arising under the Securities Act. In the Registration Rights Agreement, we are obligated to provide customary indemnification to the selling shareholders.

We know of no existing arrangements between any selling shareholder and any broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of common stock offered by this prospectus supplement. We cannot assure you that any such selling shareholder will not transfer, devise or gift the common stock by other means not described in this prospectus. There can be no assurance that any selling shareholder will sell any or all of the common stock pursuant to this prospectus supplement.

3,705,000 shares

SunEdison, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

January 14, 2016